Exhibit 11.1
Title: Securities Trades by BioLineRx Personnel

1.	PURPOSE

BioLineRx Ltd. (the “Company”) management wants to ensure that the Company and its employees are protected from legal liability with respect to the trading of the Company’s securities. These procedures reflect management policy and the implementation thereof.

2.	SCOPE

The Policy applies to all Company personnel, including directors, officers, employees and consultants of the Company and its subsidiaries.

3.	RESPONSIBILITY

3.1.
This Policy shall be administered by the “Policy Administrator,” who shall be the Chief Financial Officer. The Policy Administrator may, however, change from time to time and employees are encouraged to consult the copy of this Policy that is included on the Company’s website to obtain current information concerning the Policy Administrator.

3.2.	QA is responsible for ensuring the document control process is in accordance with Documentation Management (SOP-10-002).

4.	OBJECTIVE

The Need for a Policy

This Policy has been developed:

•	to educate all Company personnel

•	to set forth guidelines for courses of action

•	to protect the Company and all of its personnel against legal liability

•	to preserve the reputation of the Company and its personnel for integrity and ethical conduct.

Since the Company is a public company with its ordinary shares traded on the Tel Aviv Stock Exchange and its American Depositary Shares on the Nasdaq Capital Market, transactions in the Company’s securities are subject to both Israeli and United States federal securities laws and regulations. These laws and regulations make it illegal for an individual to buy or sell securities of the Company while aware of “inside information.” The U.S. Securities and Exchange Commission (SEC) and the Israel Securities Authority (ISA) take insider trading very seriously and devote significant resources to uncovering the activity and to prosecuting offenders. Liability may extend not only to the individuals who trade on “inside information,” but also to their “tippers,” people who leak the inside information to the individuals who trade. The Company and “controlling persons” of the Company may also be liable for violations by Company employees.

In addition to responding to the statutes and regulations, we are adopting this Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just “insiders”).

5.	DEFINITIONS AND/OR ABBREVIATIONS

See Section 7 below.

6.	EQUIPMENT AND MATERIALS

NA

7.	PROCEDURE

Our Policy

BioLineRx Ltd. has adopted the following policy regarding trading by Company personnel in the Company’s securities.

It is the Company’s policy that no Company personnel nor any related persons may buy or sell securities of the Company while aware of material nonpublic information or engage in any other action to take advantage of, or pass on to others, that information.

This Policy also applies with equal force to information relating to any other company, including our collaborators, partners, suppliers, customers and others, obtained by Company personnel during the course of his or her service to or employment by the Company.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

The Consequences

The consequences of insider trading violations can be severe. The following are examples under U.S. law applicable to the Company:

For individuals who trade on inside information (or tip information to others):

•	a civil penalty of up to three times the profit gained or loss avoided;

•	a criminal fine (no matter how small the profit) of up to $5 million; and

•	a jail term of up to twenty years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

•	a civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and

•	a criminal penalty of up to $25 million.

Any of the above consequences – or even an SEC or ISA investigation that does not result in prosecution – can tarnish one’s reputation and irreparably damage a career. In addition, if an employee violates this Policy, Company-imposed sanctions, including dismissal for cause, could result from failing to comply with the Company’s policy or procedures.

Material Non-Public Information. Material non-public information (i.e., “inside information”) is any information that:

•	is not generally known to the public, and

•	which, if publicly known, would likely affect either the market price of the Company’s securities or a person’s decision to buy, sell or hold the Company’s securities.

Information “generally known to the public” is information released to the press or the industry and after public investors and the market have had a reasonable period of time to evaluate and react to the information. All other information is regarded as non-public.

Examples of Material Information. Common examples of information that will frequently be regarded as material are:

•	quarterly or annual earnings results

•	projections of future results or sales

•	earnings or losses

•	news of a pending or proposed merger, acquisition or tender offer

•	an important financing transaction

•	significant clinical or regulatory developments

•	the entry into or termination of a significant collaboration, joint venture or strategic alliance

•	changes in management

•	significant new products or discoveries

•	plans regarding strategy or significant capital investments

•	impending bankruptcy or financial liquidity problems

•	criminal charge or government investigations

•	internal financial information which departs from what the market would expect

•	the gain or loss of any significant contract or agreement.

Either positive or negative information may be material. We emphasize that this list is merely illustrative.

Twenty-Twenty Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Family Members and Others in Your Household. These restrictions also apply to your “immediate family members,” that is, a spouse, parent, child or sibling and any other family member who shares the same address as, or is financially dependent on you. Employees are expected to be responsible for the compliance of all family members with this Policy. Employees are also expected to be responsible for the compliance of other persons who live in their household, whether or not related, with this Policy.

Tipping Information to Others. Whether the information is proprietary information about the Company or information that could have an impact on our stock price, Company personnel must not pass the information on to others. The above penalties apply, whether or not you derive any monetary benefit from another person’s actions. Inside information is often inadvertently disclosed or overheard in casual, social conversations. Care must be taken to avoid such disclosures.

When is Information Public? As you can appreciate, it is also improper for Company personnel to trade the Company’s securities immediately after the Company has made a public announcement of material information. Since the Company’s shareholders and the investing public should be afforded time to receive information and to act upon it, as a general rule you should not engage in any transactions until the beginning of the second business day after the information has been released. Thus, if an announcement is made on a Monday, Wednesday generally would be the first day on which you should trade. If an announcement is made on a Friday, Tuesday generally would be the first day on which you should trade. However, if the information released is complex, such as a prospective major financing or other transaction, it may be necessary to allow additional time for the information to be absorbed by investors. In such circumstances, you will be notified by the Policy Administrator regarding a suitable waiting period before trading.

Prevention of Insider Trading by Others. If you become aware of a potential insider trading violation, you must immediately advise the Policy Administrator. You should also take steps, where appropriate, to prevent persons under your supervision or control from using inside information for trading purposes.

Confidentiality. Serious problems could be caused for the Company by the unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the securities of the Company. Company employees should not discuss internal company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties.

This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to the Chief Financial and Operating Officer.

Nothing in this Policy is meant to limit or change the obligations of confidentiality and non-use of non-public information that directors, officers, employees and consultants of the Company by virtue of their positions or their agreements with the Company. Such obligations also apply in the context of any electronic chat room or electronic bulletin board, including participation under a pseudonym.

Employees should take every practicable step to preserve the confidentiality of  information.  For example:

•	Don’t discuss material information in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.

•	Don’t gossip about confidential information.

•	Don’t read confidential documents in public places or discard them where they can be retrieved by others.

•	Don’t carry confidential documents in elevators, hallways, etc. in an exposed manner.

•
Beware of the carrying quality of conversations conducted on speaker  telephones in offices, and the potential for eavesdropping on conversations  conducted on car or airplane telephones, on marine radios etc.

•	Don’t leave confidential documents in unattended conference rooms; don’t leave confidential documents behind when the conference is over.

•	Cover confidential documents on you desk before you leave your room; don’t leave confidential papers lying where visitors can see them.

•
Be careful when giving out the whereabouts of personnel not in the office or revealing the presence of specific visitors to the office.  The mere fact of a meeting or the destination of a trip may reveal something confidential.

•
Under no circumstances are employees to provide confidential Company documents to third parties, without express consent of the supervisor.  This includes, but is not limited to, any confidential Company documents relating to customers, competitors or suppliers of the Company.

Additional Prohibited Transactions

Since we believe it is generally improper and inappropriate for Company personnel to engage in short-term or speculative transactions involving the Company’s securities, it is our policy that such personnel should not engage in any of the following activities with respect to the Company’s securities:

•	Trading in the Company’s securities on a short-term basis. Any ordinary shares of the Company purchased in the open market should be held for a minimum of 60 days.

•	Short sales of the Company’s securities.

•	Use of the Company’s securities to secure a margin or other loan, except in limited cases with the prior approval of the Policy Administrator.

•	Transactions in straddles, collars, or other similar risk reduction devices, except in limited cases with the prior approval of the Policy Administrator.

•
Transactions in publicly-traded options relating to the Company’s securities (i.e., options that are not granted by the Company), except in limited cases with the prior approval of the Policy Administrator.

Trading Blackouts Applicable to all Company Personnel

While it is never permissible to trade based on material non-public information, we have implemented procedures to help prevent inadvertent violations and avoid even the appearance of an improper transaction (which could result, for example, where Company personnel engage in a trade while unaware of a pending major development).

Prohibited Periods for Trading. No person to whom this Policy is applicable may trade in the Company’s securities during the following periods:

•
the period starting on the 15th day after the close of each fiscal quarter and ending at the beginning of the second business day after the release of the Company’s financial results for each quarter and, in the case of the fourth quarter, financial results for the year end; and

•
any other periods as determined by the Company. You will be notified by e-mail when you may not trade in the Company’s securities during such periods, and you will also be notified when trading restrictions are lifted.

There are no restrictions on exercising options without a sale. Selling the shares held as a result of exercising options is subject to the restrictions set forth above.

Pre-Clearance of Trades

In order to ensure and maintain compliance with this Policy, all transactions in the Company’s securities (acquisitions, dispositions, transfers, etc.), including the execution of Trading Plans (as defined below), by directors, members of Executive Management, financial team members and designated employees must be pre-cleared in advance by the Policy Administrator. If you are a member of one of the groups listed above and you contemplate a transaction in the Company’s securities, you must contact the Policy Administrator or other designated individual prior to executing the transaction. The Policy Administrator will use her reasonable best efforts to provide approval or disapproval as soon as practicable. You must wait until receiving pre-clearance to execute the transaction. Neither the Company nor the Policy Administrator shall be liable for any delays that may occur due to the pre-clearance process. If the transaction is pre-cleared by the Policy Administrator, it must be executed by the end of the second business day after receipt of pre-clearance. Notwithstanding receipt of pre-clearance of a transaction, if you become aware of material nonpublic information after receiving the pre-clearance but prior to the execution of the transaction, you may not execute the transaction.

Please note that such pre-clearance does not provide the insider with immunity from investigation or suit; it is the responsibility of the individual to comply with the applicable securities laws and regulations.

Exception for Trading Plans

Notwithstanding the restrictions and prohibitions on trading in the Company securities as set forth in this Policy, persons subject to this Policy are permitted to effect transactions in Company securities pursuant to approved trading plans established under Rule 10b5-1 under the Securities Exchange Act of 1934 (“Trading Plans”), including transactions during the prohibited periods discussed above. Rule 10b5-1 requires that these transactions be made pursuant to a plan that was established while the person was not in possession of material non-public information. In order to comply with this Policy, the Company must pre-approve any such Trading Plan prior to its effectiveness. Company personnel seeking to establish a Trading Plan should contact the Policy Administrator.

Application of this Policy to Persons Who Cease to be Associated with the Company

The laws against insider trading continue to apply to anyone who has material non-public information about the Company. Therefore, even if an individual ceases to be employed by or associated with the Company, that person is prohibited by law from trading any securities of the Company for so long as he or she possesses material non-public information.

Company Assistance

Any person who has any questions about specific transactions or this Policy in general may obtain additional guidance from the Policy Administrator. Remember, however, the ultimate responsibility for adhering to the Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

Certifications

As a condition to continuing employment, all employees will be required to certify their understanding of and intent to comply with this Policy. Members of the Board of Directors, Senior Management and other personnel may be required to certify compliance on an annual basis. The Policy Administrator will be required to present this Policy to all employees on annual basis, and each employee will sign a document to confirm that they have received instruction regarding this Policy.

8.	REFERENCES - NA

9.	RELATED DOCUMENTS - NA

10.	APPENDICES - NA